Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Earnings:
Pretax income	$63,574	$44,827	$135,009	$108,821
Add fixed charges as adjusted (from below)	35,794	35,712	71,284	70,920
	$99,368	$80,539	$206,293	$179,741
Fixed charges:
Interest expense:
Corporate	$32,682	$32,698	$65,076	$65,073
Amortization of deferred financing costs	1,212	1,181	2,406	2,365
1/3 of rental expense	1,900	1,833	3,802	3,482
Fixed charges	$35,794	$35,712	$71,284	$70,920
Ratio (earnings divided by fixed charges)	2.78	2.26	2.89	2.53